FILED PURSUANT TO RULE 424(b)(3)
UNDER THE SECURITIES ACT OF
1933 IN CONNECTION WITH
REGISTRATION NO. 333-74155

PROSPECTUS SUPPLEMENT
dated August 1, 2002
(to Prospectus dated October 4, 1999)

Kilroy Realty Corporation

DIVIDEND REINVESTMENT AND DIRECT PURCHASE PLAN

COMMON STOCK
Par Value $.01 Per Share

This document supplements the accompanying prospectus dated October 4, 1999 relating to the offer and sale of up to 1,000,000 shares of our common stock under our Dividend Reinvestment and Direct Purchase Plan. We filed a registration statement (Registration No. 333-74155) on March 10, 1999 to register the shares of our common stock issuable under the plan. The plan is designed to provide our stockholders and other investors with a convenient and economical method to purchase shares of our common stock, par value $.01 per share, and to reinvest all or a portion of their cash dividends in additional shares of common stock. You may begin participating in the plan by submitting your enrollment authorization to Mellon Bank, N.A., as agent, who will administer the plan. Mellon Investor Services, a registered transfer agent, will provide certain administrative support to the agent. Enrollment information and plan services are available online through Investor ServiceDirect at www.melloninvestor.com.

This prospectus supplement should be read together with the accompanying prospectus dated October 4, 1999 and the registration statement. This prospectus supplement is not complete without, and may not be delivered or utilized except together with, the accompanying prospectus. You should retain this prospectus supplement and the prospectus for future reference.

Our common stock is listed on the New York Stock Exchange under the symbol “KRC.”

Before you participate in our plan you should consider the risks discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement, together with the prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 1, 2002.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, or incorporated by reference from our reports and other documents filed with the Securities and Exchange Commission. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates and neither this prospectus supplement nor the accompanying prospectus is an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus supplement is correct on any date after the date of the prospectus supplement even though the accompanying prospectus, together with this prospectus supplement, is delivered or shares are sold pursuant to the prospectus as amended and supplemented, including by this prospectus supplement, at a later date. Since the date of this prospectus supplement, our business, financial condition, results of operations and prospects may have changed. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the accompanying prospectus, including any amendments or other supplements to it.

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RECENT DEVELOPMENTS

New Contact Information for Our Corporate Headquarters.

We have relocated our corporate headquarters to 12200 West Olympic Boulevard, Suite 200, Los Angeles, California, 90064, Telephone (310) 481-8400.

Any references to our address or telephone number in the accompanying prospectus are superceded by this new contact information.

New Contact Information for the Agent and Registered Transfer Agent.

Mellon Bank, N.A., as agent, or such successor administrator as we may designate, will administer the plan. Mellon Investor Services, a registered transfer agent, will provide certain administrative support to the agent.

Information about the plan is available via the internet through Investor ServiceDirect® at www.melloninvestor.com, by mail from Mellon Bank, N.A., c/o Mellon Investor Services, P.O. Box 3338, South Hackensack, New Jersey, 07060-1938, or by calling Mellon Bank, N.A. toll-free at 1-888-816-7506.

Any references to contact information for the agent and the registered transfer agent contained in the prospectus are superceded by this information.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED  WITH AN INVESTMENT IN COMMON STOCK

The following is a summary of the federal income tax considerations that are anticipated to be material to purchasers of our common stock. This summary supersedes, in its entirety, the discussion in the prospectus entitled “Material Federal Income Tax Consequences Associated with an Investment In Common Stock.” The following summary of material federal income tax considerations regarding Kilroy Realty Corporation and the common stock we are registering is based on current law, is for general information only and is not tax advice.

This summary deals only with common stock held as “capital assets,” i.e., generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code. Your tax treatment will vary depending on your particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investment or tax circumstances, or to holders who receive special treatment under the federal income tax laws except to the extent discussed under the headings “—Taxation of Tax-Exempt Stockholders” and “—Taxation of Non-U.S. Stockholders.” Holders of common stock receiving special treatment include, without limitation:

•	insurance companies;

•	financial institutions or broker-dealers;

•	“S” corporations;

•	expatriates;

•	pension plans and other tax-exempt organizations;

•	stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes;

•	foreign entities or individuals who are not citizens or residents of the United States;

•	persons whose functional currency is other than the United States dollar; and

•	persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code.

In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common stock.

The information in this section is based on:

•	the Internal Revenue Code of 1986, as amended;

•	current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received those rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus supplement are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if challenged by the Internal Revenue Service.

You are urged to consult your tax advisor regarding the specific tax consequences to you of:

•
The acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences of such an acquisition, ownership and sale or other disposition, whether made through the Plan or otherwise;

•	Our election to be taxed as a real estate investment trust for federal income tax purposes; and

•	Potential changes in applicable tax laws.

Taxation of Kilroy Realty Corporation.

General.    We elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a real estate investment trust under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We intend to continue to operate in this manner. However, qualification and taxation as a real estate investment trust depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a real estate investment trust. See “—Failure to Qualify.”

The sections of the Internal Revenue Code that relate to qualification and operation as a real estate investment trust are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a real estate investment trust and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

If we qualify for taxation as a real estate investment trust, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is generally a corporation required to pay full corporate-level tax. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will be required to pay federal income tax, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

•
If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•
We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•
If we fail to satisfy the 75% or 95% gross income test, as described below, but have nonetheless maintain our qualification as a real estate investment trust because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below, and (B) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (2) a fraction intended to reflect our profitability.

•
We will be required to pay a 4% excise tax to the extent that we fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•
If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make or refrain from making an election under treasury regulations under Section 337 of the Internal Revenue Code, depending upon the time of the acquisition.

•
We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust.    The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

(1)    that is managed by one or more trustees or directors;

(2)    that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)    that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)    that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(5)    that is beneficially owned by 100 or more persons;

(6)    not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals including specified entities, during the last half of each taxable year; and

(7)    that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) through (4) must all be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have satisfied conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in the prospectus under “Restrictions on Ownership and Transfer of Shares.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a real estate investment trust will terminate. If, however, we comply with the rules contained in treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “— Failure to Qualify.”

In addition, we may not maintain our status as a real estate investment trust unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.    Treasury regulations provide that, in the case of a real estate investment trust which is a partner in a partnership or a member in a limited liability company, the real estate investment trust will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be. Also, the real estate investment trust will be deemed to be entitled to the income of the partnership or limited liability company attributable to its proportionate share of the assets. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the real estate investment trust for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies below in “—Tax Aspects of the Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies.” We have direct control of Kilroy Realty, L.P., the Subsidiary Partnerships and the Limited Liability Companies, and intend to continue to operate them in a manner consistent with the requirements for qualification as a real estate investment trust.

We own one ore more wholly-owned subsidiaries that we believe will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if we own 100% of the corporation’s stock, and the corporation is not a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary will not be treated as a separate corporation. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary we own will be treated as our assets, liabilities and such items, for all purposes of the Internal Revenue Code, including the real estate investment trust qualification tests. For this reason, references under “Material Federal Income Tax Considerations” to our income and assets shall include the income and assets of any qualified REIT subsidiary we own. A qualified REIT subsidiary will not be required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.    A taxable REIT subsidiary is a corporation other than a real estate investment trust in which a real estate investment trust directly or indirectly holds stock and that has made a joint election with that real estate investment trust to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a real estate investment trust with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent real estate investment trust, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt that directly or indirectly funded by its parent real estate investment trust if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are satisfied. We own an interest in Kilroy Realty TRS, Inc., which has jointly elected with us to be treated as a taxable REIT subsidiary, and we may own interests in one or more additional taxable REIT subsidiaries in the future. As a result, our ownership of securities of Kilroy Realty TRS, Inc. will not be subject to the 10% asset test described below, and its operations will be subject to the provisions described below under “—Asset Tests” which are applicable to a taxable REIT subsidiary.

Income Tests.    We must satisfy two gross income requirements annually to maintain our qualification as a real estate investment trust:

•
First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) from certain types of temporary investments;

•
Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of stock or securities, or (c) any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a real estate investment trust described above only if all of the following conditions are met:

•
The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•
We, or an actual or constructive owner of 10% or more of our capital stock, does not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

•
Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•
We generally must not operate or manage our property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly operate or manage our property, or perform services provided such activities are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such activities include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of Kilroy Realty, L.P., do not intend to permit Kilroy Realty, L.P., to take actions we believe will cause us to fail to satisfy the rental conditions described above. Notwithstanding the foregoing, we may have taken, and may continue to take, actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our status as a real estate investment trust.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a real estate investment trust for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions only if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a real estate investment trust. As discussed above in “—Taxation of Kilroy Realty Corporation—General,” even if these relief provisions apply, and we retain our status as a real estate investment trust, a tax would be imposed with respect to our non-qualifying income. We may not always be able to comply with the gross income tests for real estate investment trust qualification despite periodic monitoring of our income.

Prohibited Transaction Income.    Any gain we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our partnerships or limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include our share of any gain realized by any of the partnerships, limited liability companies or qualified REIT subsidiaries in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a real estate investment trust. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of the properties consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Penalty Tax.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where:

•	Amounts are received by a real estate investment trust for services customarily furnished or rendered in connection with the rental of real property;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•
Rents paid to the real estate investment trust by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the real estate investment trust’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing the service.

Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets:

•
First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one year period beginning on the date we receive such proceeds;

•	Second, not more than 25% of our total assets may be represented by securities, other than those securities included in the 75% asset test;

•
Third, of the investments included in the 25% asset class, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% by vote or value of any one issuer’s outstanding securities. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer; and

•	Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

The 10% value limitation and the 20% asset test are part of recently enacted legislation and are effective for taxable years ending after December 31, 2000. As indicated above, we have not held any interest in any taxable REIT subsidiary. With respect to each issuer in which we own an interest, we believe that our ownership of such securities has complied with 5% total value limitation, the 10% voting securities limitation, and the 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value.

The asset tests must be satisfied not only on the date that we acquire, directly or through subsidiary partnerships or limited liability companies, securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in Kilroy Realty, L.P. For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to Kilroy Realty, L.P. and as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a real estate investment trust for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including through an increase in our interests in Kilroy Realty, L.P.), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Although we believe that we have satisfied the asset tests and plan to take steps to ensure that we satisfy these tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in Kilroy Realty, L.P.’s overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a real estate investment trust.

Distribution Requirements.    To maintain our qualification as a real estate investment trust, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% (95% for taxable years beginning before January 1, 2001) of our “real estate investment trust taxable income”; and

•	90% (95% for taxable years beginning before January 1, 2001) of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our noncash income over 5% of the “real estate investment trust taxable income” as described below.

Our “real estate investment trust taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% (95% for taxable years beginning before January 1, 2001) of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90% (95% for taxable years beginning before January 1, 2001), but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the partnership agreement authorizes us, as general partner of Kilroy Realty, L.P., to take such steps as may be necessary to cause Kilroy Realty, L.P. to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

We expect that our real estate investment trust taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing real estate investment trust taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements. We may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.

In addition, we will be required to pay a 4% excise tax on the excess of our required distribution for the calendar year over the amounts we distribute for such year. For this purpose, the amount of our required distribution during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) equals the sum of 85% of our real estate investment trust ordinary income for such year, 95% of our real estate investment trust capital gain income for the year, and any undistributed taxable income from prior periods. Any real estate investment trust taxable income and net capital gain on which this excise tax is imposed for any year will be treated as an amount distributed during that year for purposes of calculating such tax.

Distributions with declaration and record dates falling in the last three months of the calendar year, which are paid to our stockholders by the end of January immediately following that year, will be treated for federal income tax purposes as having been paid on December 31 of the prior year.

Like-Kind Exchanges.    We have in the past disposed of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code, and may continue this practice in the future. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify.

If we fail to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a real estate investment trust will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a real estate investment trust would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies.

General.    Substantially all of our investments are held indirectly through Kilroy Realty, L.P. In addition, Kilroy Realty, L.P. holds certain of its investments indirectly through subsidiary partnerships and limited liability companies. In general, entities that are classified as partnerships for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our proportionate share of the foregoing items for purposes of the various real estate investment trust income tests and in the computation of our real estate investment trust taxable income. Moreover, for purposes of the real estate investment trust asset tests, we will include our proportionate share of assets held by Kilroy Realty, L.P., including its share of assets held by its subsidiary partnerships and limited liability companies. See “—Taxation of Kilroy Realty Corporation.”

Entity Classification.    Our interests in Kilroy Realty, L.P., the subsidiary partnerships, and limited liability companies involve special tax considerations, including the possibility that the Internal Revenue Service might challenge the status of one or more of these entities as a partnership, as opposed to an association taxable as a corporation for federal income tax purposes. If Kilroy Realty, L.P., a subsidiary partnership or a limited liability company were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change which could prevent us from satisfying the real estate investment trust asset tests and/or the real estate investment trust income tests (see “—Taxation of Kilroy Realty Corporation—Asset Tests” and “—Income Tests”). This, in turn, would prevent us from qualifying as a real estate investment trust. See “—Failure to Qualify.” In addition, a change in Kilroy Realty, L.P.’s, a subsidiary partnership’s or a limited liability company’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification treasury regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Kilroy Realty, L.P. and each of our other partnerships and limited liability companies intend to claim classification as partnerships under theses treasury regulations. As a result, we believe that these entities will be classified as partnerships for federal income tax purposes. The treatment described above also applies with respect to our ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Allocations of Income, Gain, Loss and Deduction.    A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the related treasury regulations. Generally, Section 704(b) of the Internal Revenue Code and the related treasury regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners or members. The Kilroy Realty, L.P. partnership agreement provides for preferred distributions of cash and preferred allocations of income to the holders of Series A, Series C and Series D Preferred Units. We will acquire these units upon any exchange of such units for shares of our preferred stock. In addition, to the extent that we issue Series B Preferred Stock, Kilroy Realty, L.P. will issue Series B Preferred Units to us, and the partnership agreement will be amended to provide for similar preferred distributions of cash and preferred allocations of income to us with respect to our Series B Preferred Units, although these distributions and allocations will be subordinate to the Series A, Series C and Series D Preferred Units. As a consequence, we will receive distributions from Kilroy Realty, L.P. and distributions attributable to our other assets that we will use to pay dividends on any issued shares of Series A, Series B, Series C or Series D Preferred Stock before any other partner in Kilroy Realty, L.P. receives a distribution, other than a holder of Series A, Series C or Series D Preferred Units, if these units are not then held by us. In addition, if necessary, income will be specially allocated to us, and losses will be allocated to the other partners of Kilroy Realty, L.P., in amounts necessary to ensure that the balance in our capital account will at all times to the extent possible be equal to or in excess of the amount that we must pay on any issued shares of Series A, Series B, Series C or Series D Preferred Stock upon liquidation or redemption. As long as we do not hold the Series A, Series C or Series D Preferred Units, similar preferred distributions and allocations will be made for the benefit of the holders of these units. In general, all remaining items of income and loss will be allocated to the holders of common units in proportion to the number of common units held by each unitholder. Some limited partners have agreed to guarantee debt of Kilroy Realty, L.P., either directly or indirectly through an agreement to make capital contributions to it under limited circumstances. As a result, and notwithstanding the above discussion of allocations of income and loss to holders of common units, these limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation, which net loss would have otherwise been allocable to us.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which we own an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the treasury regulations promulgated under this section of the Internal Revenue Code.

Tax Allocations with Respect to the Properties.    Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Kilroy Realty, L.P. was formed by way of contributions of appreciated property. Moreover, subsequent to the formation of Kilroy Realty, L.P., additional appreciated property has been contributed to Kilroy Realty, L.P. in exchange for interests in Kilroy Realty, L.P. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners of Kilroy Realty, L.P. who acquired their limited partnership interests through a contribution of property having an adjusted tax basis less than its fair market value at the time of contribution will be allocated depreciation deductions for tax purposes that are lower than such deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have such a book-tax difference, all income attributable to such book-tax difference generally will be allocated to the contributing partners. These allocations will tend to eliminate the book-tax difference over the life of Kilroy Realty, L.P. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of Kilroy Realty, L.P. may cause us or other partners to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to us or other partners as a result of the sale. Such an allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the real estate investment trust distribution requirements. See “—Taxation of Kilroy Realty Corporation—Requirements for Qualification as a Real Estate Investment Trust” and “—Distribution Requirements.”

Treasury regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships and limited liability companies with a choice of several methods of accounting for book-tax differences, including retention of the “traditional method” or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and Kilroy Realty, L.P. have determined to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to Kilroy Realty, L.P. and for certain assets contributed subsequently. We and Kilroy Realty, L.P. have not yet decided what method will be used to account for book-tax differences for properties acquired by Kilroy Realty, L.P. in the future.

Any property acquired by Kilroy Realty, L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Taxation of Taxable U.S. Stockholders Generally.

When we use the term “U.S. stockholder,” we mean a holder of shares of common stock who, for United States federal income tax purposes:

•	is a citizen or resident of the United States;

•
is a corporation or a partnership, including an entity treated as a corporation or partnership for United States federal income tax purposes, limited liability company or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, treasury regulations provide otherwise;

•	is an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in the treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders. If you hold shares of common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

Distributions Generally.    As long as we qualify as a real estate investment trust, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a real estate investment trust, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock. To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in his shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted tax basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares were held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions.    Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset, to the extent that those gains do not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on specified designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

Retention of Net Long-Term Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

•
include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•
in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with treasury regulations to be prescribed by the Internal Revenue Service.

Dispositions of Common Stock.    If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, after applying the relevant holding period rules, the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding.

We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at a maximum rate of 31% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders.

The Internal Revenue Service has ruled that amounts distributed as dividends by a real estate investment trust do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us and gain from the sale of our shares will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as “debt financed property” within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements. Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” shall be treated as unrelated business taxable income as to certain types of trusts which hold more than 10%, by value, of the interests in the real estate investment trust. A real estate investment trust will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. As a result of certain limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders.

Taxation of Non-U.S. Stockholders.

The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common stock by persons that are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder’s country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their tax advisors concerning the federal income tax consequences to them of an acquisition of shares of common stock, including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, us.

Other Tax Consequences.

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. You should consult your tax advisor regarding the effect of state and local tax laws on an investment in our shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES  ASSOCIATED WITH PARTICIPATING IN THE PLAN

The following summary supersedes, in its entirety, the discussion in the prospectus entitled “The Plan—Question 23:  What are the Federal income tax consequences of participating in the plan?”

Dividends you receive on shares of our common stock that you hold in the plan and which are reinvested in newly issued shares will be treated for federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of our common stock that you receive on the date we pay dividends to the extent we have current or accumulated earnings and profits for federal income tax purposes. We intend to take the position that the fair market value of the newly issued shares purchased with reinvested dividends equals the average of the high and low NYSE Composite trading prices of our common stock on the related date we pay dividends. The treatment described above will apply to you whether or not the shares are purchased at a discount. On the other hand, dividends you receive on shares of our common stock that you hold in the plan which are reinvested in shares of our common stock purchased by the agent in the open market or in privately negotiated transactions will be treated for federal income tax purposes as a taxable cash distribution to you in an amount equal to the purchase price of such shares to the extent that we have current or accumulated earnings and profits for federal income tax purposes. The portion of a distribution you receive that is in excess of our current and accumulated earnings and profits will not be taxable to you if this portion of the distribution does not exceed the adjusted tax basis of your shares. If a portion of your distribution exceeds the adjusted tax basis of your shares, that portion of your distribution will be taxable as a capital gain. If we properly designate a portion of your distribution as a capital gain dividend, then that portion will be reportable as a capital gain. Capital gains will be taxed to you at a 20% or 25% income tax rate, depending on the tax characteristics of the assets which produced such gains, and on certain other designations, if any, that we may make. Your statement of account will show the fair market value of the common stock purchased with reinvested dividends on the applicable date we pay dividends. You also will receive a Form 1099-DIV after the end of the year which will show for the year your total dividend income, your amount of any return of capital distribution and your amount of any capital gain dividend.

The Internal Revenue Service has indicated in somewhat similar situations that a participant who makes an optional cash purchase of common shares under the plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. The fair market value will equal the average of the high and low NYSE Composite prices of our common stock on the applicable investment date. Any distributions which the participant is treated as receiving, including the discount, would be taxable income or gain or reduce basis in common shares, or some combination thereof, under the rules described above.

Under the plan, you will bear any trading fees or brokerage commissions related to the acquisition and sale of, shares of our common stock. However, in the future, we may agree to pay some or all of the trading fees or brokerage commissions in connection with purchase transactions. The Internal Revenue Service has ruled in private letter rulings that brokerage commissions paid by a corporation with respect to open market purchases on behalf of participants in a dividend reinvestment plan or pursuant to the optional cash purchase features of a plan were to be treated as constructive distributions to the participants. In these rulings the Internal Revenue Service determined that the payment of these fees or commissions was subject to income tax in the same manner as distributions and includable in the participant’s cost basis of the shares purchased. Accordingly, to the extent that we pay brokerage commissions with respect to any open market or privately negotiated purchases made with reinvested dividends or optional cash purchases by the agent, the IRS may assert that participants received their proportionate amount of the commissions as distributions in addition to the amounts described above. We intend to take the position that administrative expenses of the plan paid by us are not constructive distributions to you.

Your tax basis in your common shares acquired under the dividend reinvestment features of the plan will generally equal the total amount of distributions you are treated as receiving, as described above. Your tax basis in your common shares acquired through an optional cash purchase under the plan will generally equal the total amount of distributions you are treated as receiving, as described above, plus the amount of the optional cash payment. Your holding period for the shares of our common stock acquired under the plan will begin on the day following the date such shares were purchased for your account. Consequently, shares of our common stock purchased in different quarters will have different holding periods.

You will not realize any gain or loss when you receive certificates for whole shares of our common stock credited to your account, either upon your request, when you withdraw from the plan or if the plan terminates. However, you will recognize gain or loss when whole shares of our common stock or rights applicable to our common stock acquired under the plan are sold or exchanged.

You will also recognize gain or loss when you receive a cash payment for a fractional share of our common stock credited to your account when you withdraw from the plan or if the plan terminates. The amount of your gain or loss will equal the difference between the amount you receive for your shares or fractional shares of our common stock or rights applicable to common stock, net of any costs of sale paid by you, and your tax basis of such shares.

The foregoing summary of certain federal income tax considerations regarding the plan is based on current law, is for your general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment circumstances, or if you are a type of investor (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) who is subject to special treatment under the federal income tax laws. If you wish to participate in the plan, you are strongly urged to consult with your tax advisor regarding the specific tax consequences (including the federal, state, local and foreign tax consequences) that may affect you if you participate in the plan, and of potential changes in applicable tax laws.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 13, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002;

•	our Current Report on Form 8-K dated July 24, 2002, filed with the SEC on July 25, 2002;

•	our Current Report on Form 8-K dated April 29, 2002, filed with the SEC on April 30, 2002;

•
the description of our common stock contained in our Registration Statement on Form 8-A/A filed with the SEC on March 5, 1999, including any amendment or reports filed for the purpose of updating this description; and

•
all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus supplement and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 12200 West Olympic Boulevard, Suite 200, Los Angeles, California, 90064, Attention: Secretary (310) 481-8400.